Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-122977
Pricing Supplement to the Prospectus Supplement No. 486 dated March 15, 2005 — No. 499
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$19,000,000
2.125% Aggregate Mandatory Exchangeable Notes due November 2005
(Exchangeable for a Basket of Six Common Stocks and One ADS)

          This pricing supplement and the accompanying prospectus supplement no. 486, relating to the aggregate mandatory exchangeable notes, should be read together. Because the aggregate mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 486 should also be read with the accompanying prospectus dated March 15, 2005, as supplemented by the accompanying prospectus supplement dated March 15, 2005. Terms used here have the meanings given them in the accompanying prospectus supplement no. 486, unless the context requires otherwise.
          The aggregate mandatory exchangeable notes offered by this pricing supplement, which we call the “offered notes”, have the terms described in the accompanying prospectus supplement no. 486, as supplemented or modified by the following:
Issuer: The Goldman Sachs Group, Inc.
Basket stocks: common stock of Abbott Laboratories, Eli Lilly and Company, Forest Laboratories, Inc., Ivax Corporation, Johnson & Johnson and Schering-Plough Corporation and American Depositary Shares (ADSs) of GlaxoSmithKline plc, with each basket stock having a relative weight on the trade date of 14.2857%
Face amount: each offered note will have a face amount equal to $100.00; the aggregate face amount for all the offered notes is $19,000,000
Original issue price: 100% of the face amount
Net proceeds to the issuer: 99.95% of the face amount
Trade date: May 6, 2005
Settlement date (original issue date): May 13, 2005
Stated maturity date: November 14, 2005, unless extended for up to six business days
Interest rate (coupon): 2.125% per year
Interest payment dates: August 14 and November 14, until maturity, commencing on August 14, 2005
Regular record dates: for the interest payment dates specified above, five business days prior to the applicable interest payment date
CUSIP no.: 38143Y590
          Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to Your Note” beginning on page S-4 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 486 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

          Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Goldman, Sachs & Co.

Pricing Supplement dated May 6, 2005.

Principal amount:	On the stated maturity date, each offered note will be exchanged for, with respect to each basket stock, a number of shares of that basket stock equal to the exchange rate for that basket stock or, at the option of Goldman Sachs, for the cash value of that basket stock based on the relevant final basket stock price.

Exchange rate for each basket stock:	If the final basket stock price equals or exceeds the relevant threshold appreciation price, then the exchange rate will equal a number of shares of that basket stock equal to the relevant threshold fraction multiplied by the weighting amount for that basket stock for each offered note outstanding. The face amount for one offered note equals $100.00. Otherwise, the exchange rate for the relevant basket stock will equal a number of shares of that basket stock equal to the weighting amount for that basket stock for each offered note outstanding. The exchange rate is subject, in certain circumstances, to anti-dilution adjustment as described in the accompanying prospectus supplement no. 486 for basket stocks that are common stock, and as further described below for basket stocks that are ADSs.

Please note that the amount you receive for each $100.00 of outstanding face amount on the stated maturity date could be substantially less than $100.00 and will not in any event exceed $130.00, which represents the sum of the products, with respect to each basket stock, of the relevant threshold appreciation price multiplied by the relevant weighting amount. You could lose your entire investment in the offered notes.

Initial basket stock price:	The initial stock price for each of the basket stocks is as follows:

1.	Abbott Laboratories	$49.2211 per share
2.	Eli Lilly and Company	$60.6520 per share
3.	Forest Laboratories, Inc.	$35.7576 per share
4.	GlaxoSmithKline plc	$50.7294 per ADS
5.	Ivax Corporation	$18.5490 per share
6.	Johnson & Johnson	$68.4106 per share
7.	Schering-Plough Corporation	$20.7115 per share

Final basket stock price:	The closing price of one share of the relevant basket stock on the determination date, subject to anti-dilution adjustment.

For the avoidance of doubt, with respect to ADSs, “primary market” or “primary securities market” as used under “Market Disruption Event” on page S-19 and “closing price” on page S-18 of the accompanying prospectus supplement no. 486 means the New York Stock Exchange, or other U.S. stock exchange on which the ADSs are listed, regardless of the primary market of the ordinary shares represented by such ADSs.

Determination date:	The fifth trading day prior to November 14, 2005 unless extended for up to five business days.

Threshold appreciation price:	For each basket stock, the initial basket stock price times 1.30. The threshold appreciation price for each of the basket stocks is as follows:

1.	Abbott Laboratories	$63.9874 per share
2.	Eli Lilly and Company	$78.8476 per share
3.	Forest Laboratories, Inc.	$46.4849 per share
4.	GlaxoSmithKline plc	$65.9482 per ADS
5.	Ivax Corporation	$24.1137 per share
6.	Johnson & Johnson	$88.9338 per share
7.	Schering-Plough Corporation	$26.9250 per share

Weighting amount:	The weighting amount for each of the basket stocks is as follows:

1.	Abbott Laboratories	$0.2902 per share
2.	Eli Lilly and Company	$0.2355 per share
3.	Forest Laboratories, Inc.	$0.3995 per share
4.	GlaxoSmithKline plc	$0.2816 per ADS
5.	Ivax Corporation	$0.7702 per share
6.	Johnson & Johnson	$0.2088 per share
7.	Schering-Plough Corporation	$0.6897 per share

Threshold fraction:	For each basket stock, the threshold appreciation price divided by the final basket stock price for that basket stock.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

GlaxoSmithKline ADSs:	Each GlaxoSmithKline ADS currently represents two GlaxoSmithKline ordinary shares. The GlaxoSmithKline ADSs are issued pursuant to the deposit agreement between GlaxoSmithKline plc and The Bank of New York, as ADS depositary. You may obtain additional information about the terms of this agreement from the periodic information submitted by GlaxoSmithKline plc to the SEC, as described below.

Additional risk factors specific to your note:	There Are Important Differences Between the Rights of Holders of ADSs and the Rights of Holders of the Ordinary Shares the ADSs Represent

Because your note is linked in part to the value of ADSs of GlaxoSmithKline plc, and not to the ordinary shares of that company, you should be aware of the differences between ADSs and ordinary shares. ADSs are securities that represent a specified number of underlying ordinary shares of a non-U.S. company. The ADSs included in the basket are issued under a deposit agreement between GlaxoSmithKline plc and The Bank of New York, as ADS depositary. The ADS deposit agreement sets forth the rights and responsibilities of the ADS depositary, GlaxoSmithKline plc and the ADS holders, which may be different from the rights of holders of ordinary shares of GlaxoSmithKline plc. For example, GlaxoSmithKline plc may make distributions in respect of its ordinary shares that are not passed on to holders of its ADSs or are passed to holders of its ADSs at a later time. In addition, the calculation agent will not be required to make anti-dilution adjustments for every corporate event that may affect the ordinary shares that the ADSs represent.

GlaxoSmithKline ADSs May Trade Differently From GlaxoSmithKline Ordinary Shares

The basket includes ADSs representing ordinary shares of a non-U.S. company, GlaxoSmithKline plc. These ordinary shares are not quoted and traded in U.S. dollars. You should be aware that an investment in securities linked to the value of such ADSs involves particular risks. For example, fluctuations in the exchange rate between the British pound and the U.S. dollar may affect the U.S. dollar equivalent of the British pound price of GlaxoSmithKline ordinary shares and may, in turn, affect the U.S. dollar market price of the GlaxoSmithKline ADSs and may correspondingly affect the market value of your note.

The exchange rate between the British pound, on the one hand, and the U.S. dollar, on the other hand, may fluctuate over time due to the interaction of many factors directly or indirectly affecting economic and political conditions in the United Kingdom and the United States, including economic and political developments in other countries. For more information on currency related risks, please see “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in the accompanying prospectus dated March 15, 2005.

While the ADSs of GlaxoSmithKline are listed and traded in the United States, the ordinary shares of that company are quoted and traded on foreign securities markets, which may have less liquidity and greater volatility than U.S. and market developments may affect foreign markets differently from

U.S. or other securities markets. Also, there may be less publicly available information about foreign companies, including those that file periodic reports with the U.S. Securities and Exchange Commission, than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

You Will Not Have Any Shareholder Rights and May Have No Rights to Receive ADSs or the Ordinary Shares they Represent

Investing in your note will not make you a holder of the ADSs or ordinary shares of GlaxoSmithKline. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the ADSs and ordinary shares of GlaxoSmithKline. For more information on shareholder rights, please see “Additional Risk Factors Specific to Your Note — You Will Note Have Any Shareholder Rights and May Not Have Any Rights to Receive Stock” in the accompanying prospectus supplement no. 486.

Hypothetical payment amount:	The tables below show several examples of hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $100.00 of the outstanding face amount of your note, if the final basket stock prices were any of the hypothetical prices shown in the final basket stock price columns. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rates for the basket stocks and no market disruption events.

The prices in the final basket stock price column represent hypothetical closing prices for one share of the relevant basket stock on the determination date. The amounts in the exchange amount at maturity column represent the hypothetical cash value of each basket stock to be exchanged for each outstanding note, based on the hypothetical final basket stock price for that basket stock.

Example 1: All basket stock prices increase by 10%.

			Threshold	Weighting		Exchange
		Initial Basket	Appreciation	Amount	Final Basket	Amount at
Stock	Weight (%)	Stock Price	Price	(per note)	Stock Price	Maturity

Abbott Laboratories	14.2857	$49.2211	$63.9874	0.2902	$54.1432	$15.71
Eli Lilly and Company	14.2857	$60.6520	$78.8476	0.2355	$66.7172	$15.71
Forest Laboratories, Inc.	14.2857	$35.7576	$46.4849	0.3995	$39.3334	$15.71
GlaxoSmithKline plc	14.2857	$50.7294	$65.9482	0.2816	$55.8023	$15.71
Ivax Corporation	14.2857	$18.5490	$24.1137	0.7702	$20.4039	$15.71
Johnson & Johnson	14.2857	$68.4106	$88.9338	0.2088	$75.2517	$15.71
Schering-Plough Corporation	14.2857	$20.7115	$26.9250	0.6897	$22.7827	$15.71
Exchange amount at maturity for each note:						$110.00
Example 2: All basket stock prices increase by 40%.

			Threshold	Weighting		Exchange
		Initial Basket	Appreciation	Amount	Final Basket	Amount at
Stock	Weight (%)	Stock Price	Price	(per note)	Stock Price	Maturity

Abbott Laboratories	14.2857	$49.2211	$63.9874	0.2902	$68.9095	$18.57
Eli Lilly and Company	14.2857	$60.6520	$78.8476	0.2355	$84.9128	$18.57
Forest Laboratories, Inc.	14.2857	$35.7576	$46.4849	0.3995	$50.0606	$18.57
GlaxoSmithKline plc	14.2857	$50.7294	$65.9482	0.2816	$71.0212	$18.57
Ivax Corporation	14.2857	$18.5490	$24.1137	0.7702	$25.9686	$18.57
Johnson & Johnson	14.2857	$68.4106	$88.9338	0.2088	$95.7748	$18.57
Schering-Plough Corporation	14.2857	$20.7115	$26.9250	0.6897	$28.9961	$18.57
Exchange amount at maturity for each note:						$130.00
Example 3: All basket stock prices decrease by 10%.

			Threshold	Weighting		Exchange
		Initial Basket	Appreciation	Amount	Final Basket	Amount at
Stock	Weight (%)	Stock Price	Price	(per note)	Stock Price	Maturity

Abbott Laboratories	14.2857	$49.2211	$63.9874	0.2902	$44.2990	$12.86
Eli Lilly and Company	14.2857	$60.6520	$78.8476	0.2355	$54.5868	$12.86
Forest Laboratories, Inc.	14.2857	$35.7576	$46.4849	0.3995	$32.1818	$12.86
GlaxoSmithKline plc	14.2857	$50.7294	$65.9482	0.2816	$45.6565	$12.86
Ivax Corporation	14.2857	$18.5490	$24.1137	0.7702	$16.6941	$12.86
Johnson & Johnson	14.2857	$68.4106	$88.9338	0.2088	$61.5695	$12.86
Schering-Plough Corporation	14.2857	$20.7115	$26.9250	0.6897	$18.6404	$12.86
Exchange amount at maturity for each note:						$90.00

Example 4: The basket stock prices of Abbott Laboratories and Eli Lilly and Company both decrease by 10%, and the basket stock prices of Forest Laboratories, Inc. and GlaxoSmithKline plc both increase by 5%.

			Threshold	Weighting		Exchange
		Initial Basket	Appreciation	Amount	Final Basket	Amount at
Stock	Weight (%)	Stock Price	Price	(per note)	Stock Price	Maturity

Abbott Laboratories	14.2857	$49.2211	$63.9874	0.2902	$44.2990	$12.86
Eli Lilly and Company	14.2857	$60.6520	$78.8476	0.2355	$54.5868	$12.86
Forest Laboratories, Inc.	14.2857	$35.7576	$46.4849	0.3995	$37.5455	$15.00
GlaxoSmithKline plc	14.2857	$50.7294	$65.9482	0.2816	$53.2659	$15.00
Ivax Corporation	14.2857	$18.5490	$24.1137	0.7702	$18.5490	$14.29
Johnson & Johnson	14.2857	$68.4106	$88.9338	0.2088	$68.4106	$14.29
Schering-Plough Corporation	14.2857	$20.7115	$26.9250	0.6897	$20.7115	$14.29
Exchange amount at maturity for each note:						$98.57
Example 5: The basket stock price of Abbott Laboratories decreases by 80%, the basket stock prices of Eli Lilly and Company and Forest Laboratories, Inc. both increase by 5%, and the basket stock prices of GlaxoSmithKline plc and Ivax Corporation both increase by 20%.

			Threshold	Weighting		Exchange
		Initial Basket	Appreciation	Amount	Final Basket	Amount at
Stock	Weight (%)	Stock Price	Price	(per note)	Stock Price	Maturity

Abbott Laboratories	14.2857	$49.2211	$63.9874	0.2902	$9.8442	$2.86
Eli Lilly and Company	14.2857	$60.6520	$78.8476	0.2355	$63.6846	$15.00
Forest Laboratories, Inc.	14.2857	$35.7576	$46.4849	0.3995	$37.5455	$15.00
GlaxoSmithKline plc	14.2857	$50.7294	$65.9482	0.2816	$60.8753	$17.14
Ivax Corporation	14.2857	$18.5490	$24.1137	0.7702	$22.2588	$17.14
Johnson & Johnson	14.2857	$68.4106	$88.9338	0.2088	$68.4106	$14.29
Schering-Plough Corporation	14.2857	$20.7115	$26.9250	0.6897	$20.7115	$14.29
Exchange amount at maturity for each note:						$95.71
Example 6: All basket stock prices decrease by 40%.

			Threshold	Weighting		Exchange
		Initial Basket	Appreciation	Amount	Final Basket	Amount at
Stock	Weight (%)	Stock Price	Price	(per note)	Stock Price	Maturity

Abbott Laboratories	14.2857	$49.2211	$63.9874	0.2902	$29.5327	$8.57
Eli Lilly and Company	14.2857	$60.6520	$78.8476	0.2355	$36.3912	$8.57
Forest Laboratories, Inc.	14.2857	$35.7576	$46.4849	0.3995	$21.4546	$8.57
GlaxoSmithKline plc	14.2857	$50.7294	$65.9482	0.2816	$30.4376	$8.57
Ivax Corporation	14.2857	$18.5490	$24.1137	0.7702	$11.1294	$8.57
Johnson & Johnson	14.2857	$68.4106	$88.9338	0.2088	$41.0464	$8.57
Schering-Plough Corporation	14.2857	$20.7115	$26.9250	0.6897	$12.4269	$8.57
Exchange amount at maturity for each note:						$60.00

The payment amounts shown above in examples one to six are entirely hypothetical; they are based on market prices for the basket stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical exchange amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in any of the basket stocks. Please read “Additional Risk Factors Specific to Your Note” and “Hypothetical Payment Amounts on Your Note” in the accompanying prospectus supplement no. 486.

Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying prospectus supplement no. 486.

Hedging:	In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of all of the basket stocks on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see “Additional Risk Factors Specific to Your Note — Our Business Activities May Create Conflicts of Interest Between You and Us” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement no. 486.

Description of the basket stock issuers:	According to its publicly available documents, the principal business of Abbott Laboratories is the discovery, development, manufacture and sale of a broad and diversified line of health care products. Information filed with the SEC by Abbott Laboratories under the Exchange Act can be located by referencing its SEC file number: 001-02189.

According to its publicly available documents, Eli Lilly and Company discovers, develops, manufactures and sells pharmaceutical products. Information filed with the SEC by Eli Lilly and Company under the Exchange Act can be located by referencing its SEC file number: 001-06351.

According to its publicly available documents, Forest Laboratories, Inc. develops, manufactures and sells ethical drug products which require a physician’s prescription, as well as non-prescription pharmaceutical products sold over the counter. Information filed with the SEC by Forest Laboratories, Inc. under the Exchange Act can be located by referencing its SEC file number: 001-05438.

According to its publicly available documents, GlaxoSmithKline plc engages in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products. Information filed with the SEC by GlaxoSmithKline plc under the Exchange Act can be located by referencing its SEC file number: 001-15170.

According to its publicly available documents, Ivax Corporation is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. Information filed with the SEC by Ivax Corporation under the Exchange Act can be located by referencing its SEC file number: 001-09623.

According to its publicly available documents, Johnson & Johnson is engaged in the manufacture and sale of a broad range of products in the health care field. Information filed with the SEC by Johnson & Johnson under the Exchange Act can be located by referencing its SEC file number: 001-03215.

According to its publicly available documents, Schering-Plough Corporation is a global science-based health care company that discovers, develops, manufactures and markets drug therapies. Information filed with the SEC by Schering-Plough Corporation under the Exchange Act can be located by referencing its SEC file number: 001-06571.

Historical trading price information:	The common stock of Abbott Laboratories, Eli Lilly and Company, Forest Laboratories, Inc., Johnson & Johnson and Schering-Plough Corporation and the ADSs of GlaxoSmithKline plc are traded on the New York Stock Exchange under the symbols “ABT”, “LLY”, “FRX”, “GSK”, “JNJ” and “SGP”, respectively. The common stock of Ivax Corporation is traded on the American Stock Exchange under the symbol “IVX”. The following tables show the quarterly high, low and final per share/ ADS closing prices as traded on the New York Stock Exchange or the American Stock Exchange, as applicable, for the common stock of Abbott Laboratories, Eli Lilly and Company, Forest Laboratories, Inc., Ivax Corporation, Johnson & Johnson and Schering-Plough Corporation and the ADSs of GlaxoSmithKline plc, in each case for the four calendar quarters in each of 2003, 2004 and for the two calendar quarters in 2005, through May 6, 2005. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

Abbott Laboratories

	High	Low	Close

2003
Quarter ended March 31	$38.0687	$32.1573	$35.178
Quarter ended June 30	$43.4937	$36.1793	$40.931
Quarter ended September 30	$42.072	$35.4029	$39.799
Quarter ended December 31	$44.1017	$38.368	$43.587
2004
Quarter ended March 31	$43.8678	$36.8059	$38.443
Quarter ended June 30	$43.18	$37.6478	$40.76
Quarter ended September 30	$43.04	$38.36	$42.36
Quarter ended December 31	$46.99	$40.64	$46.65
2005
Quarter ended March 31	$47.96	$43.76	$46.62
Quarter ending June 30 (through May 6, 2005)	$49.87	$46.18	$49.02
Closing price on May 6, 2005			$49.02

Eli Lilly and Company

	High	Low	Close

2003
Quarter ended March 31	$67.98	$53.70	$57.15
Quarter ended June 30	$69.83	$57.73	$68.97
Quarter ended September 30	$70.33	$57.99	$59.40
Quarter ended December 31	$73.89	$60.78	$70.33
2004
Quarter ended March 31	$74.70	$65.00	$66.90
Quarter ended June 30	$76.26	$67.60	$69.91
Quarter ended September 30	$69.37	$60.05	$60.05
Quarter ended December 31	$62.01	$50.44	$56.75
2005
Quarter ended March 31	$57.78	$51.73	$52.10
Quarter ending June 30 (through May 6, 2005)	$60.44	$51.19	$60.18
Closing price on May 6, 2005			$60.18

Forest Laboratories, Inc.

	High	Low	Close

2003
Quarter ended March 31	$55.50	$46.25	$53.97
Quarter ended June 30	$60.61	$47.85	$54.75
Quarter ended September 30	$56.03	$42.00	$51.45
Quarter ended December 31	$62.51	$47.12	$61.80
2004
Quarter ended March 31	$77.59	$61.71	$71.62
Quarter ended June 30	$75.20	$56.63	$56.63
Quarter ended September 30	$57.21	$41.98	$44.96
Quarter ended December 31	$47.52	$36.80	$44.86
2005
Quarter ended March 31	$44.20	$36.47	$36.95
Quarter ending June 30 (through May 6, 2005)	$37.99	$32.93	$35.45
Closing price on May 6, 2005			$35.45

GlaxoSmithKline plc ADS

	High	Low	Close

2003
Quarter ended March 31	$39.93	$32.75	$35.19
Quarter ended June 30	$43.70	$35.85	$40.54
Quarter ended September 30	$43.01	$37.40	$42.40
Quarter ended December 31	$47.40	$42.77	$46.62
2004
Quarter ended March 31	$46.93	$39.38	$39.95
Quarter ended June 30	$43.50	$39.44	$41.46
Quarter ended September 30	$43.84	$39.04	$43.73
Quarter ended December 31	$47.50	$41.15	$47.39
2005
Quarter ended March 31	$50.50	$44.48	$45.92
Quarter ending June 30 (through May 6, 2005)	$51.40	$45.19	$50.67
Closing price on May 6, 2005			$50.67

Ivax Corporation

	High	Low	Close

2003
Quarter ended March 31	$10.12	$8.488	$9.80
Quarter ended June 30	$15.96	$9.96	$14.28
Quarter ended September 30	$16.36	$13.224	$15.68
Quarter ended December 31	$19.40	$14.16	$19.104
2004
Quarter ended March 31	$21.464	$17.808	$18.216
Quarter ended June 30	$19.832	$16.928	$19.192
Quarter ended September 30	$20.76	$16.032	$19.15
Quarter ended December 31	$19.69	$13.42	$15.82
2005
Quarter ended March 31	$19.84	$14.17	$19.77
Quarter ending June 30 (through May 6, 2005)	$19.91	$17.43	$18.50
Closing price on May 6, 2005			$18.50

Johnson & Johnson

	High	Low	Close

2003
Quarter ended March 31	$58.67	$50.00	$57.87
Quarter ended June 30	$58.42	$51.54	$51.70
Quarter ended September 30	$53.60	$49.14	$49.52
Quarter ended December 31	$52.26	$48.73	$51.66
2004
Quarter ended March 31	$54.65	$49.50	$50.72
Quarter ended June 30	$57.07	$50.52	$55.70
Quarter ended September 30	$58.52	$54.49	$56.33
Quarter ended December 31	$63.76	$55.32	$63.42
2005
Quarter ended March 31	$68.44	$61.49	$67.16
Quarter ending June 30 (through May 6, 2005)	$69.40	$66.85	$68.21
Closing price on May 6, 2005			$68.21

Schering-Plough Corporation

	High	Low	Close

2003
Quarter ended March 31	$23.68	$15.45	$17.83
Quarter ended June 30	$20.47	$16.82	$18.60
Quarter ended September 30	$19.35	$14.95	$15.24
Quarter ended December 31	$17.39	$14.52	$17.39
2004
Quarter ended March 31	$18.97	$15.96	$16.22
Quarter ended June 30	$18.70	$16.10	$18.48
Quarter ended September 30	$19.98	$17.55	$19.06
Quarter ended December 31	$21.12	$16.72	$20.88
2005
Quarter ended March 31	$21.41	$17.68	$18.15
Quarter ending June 30 (through May 6, 2005)	$20.94	$17.89	$20.62
Closing price on May 6, 2005			$20.62

As indicated above, the market prices of the basket stocks have been highly volatile during recent periods. It is impossible to predict whether the price of any of the basket stocks will rise or fall, and you should not view the historical prices of the basket stocks as an indication of future performance. See “Additional Risk Factors Specific to Your Note — The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 486.

Anti-dilution provisions for ADSs:	The anti-dilution provisions described under “— Anti-Dilution Adjustments” on pages S-11 through S-16 in the accompanying prospectus supplement no. 486 will apply to your note, but with important modifications to reflect the fact that your note is linked, in part, to the value of ADSs directly, and only indirectly to the value of the ordinary shares represented by the ADSs.

In general, with respect to the ADSs of GlaxoSmithKline, the calculation agent will adjust the reference amount of the ADSs, but only in respect of the events described on pages S-11 through S-16 of the accompanying prospectus supplement no. 486 that affect the ordinary shares represented by the ADSs, and only if either:

• the ADSs are adjusted by the ADS Depositary to reflect those events or

• holders of the ADSs are entitled to receive securities, cash and/or other property in respect of the ordinary shares represented by the ADSs as a result of those events.

For this purpose, the ex-dividend date for any dividend or other distribution will be the first day on which the relevant ADS trades without the right to receive that dividend or distribution.

We will not make anti-dilution adjustments to reflect dilution events relating to the ADSs, unless those events affect the ordinary shares represented by the ADSs, and those events are one of the events described on S-11 through S-16 in the accompanying prospectus supplement no. 486. In addition, no adjustment will be made as a result of any such event unless the ADS Depositary adjusts the ADSs in respect of such event or securities, cash or other property distributed in such event are passed through to the holders of the ADSs generally, either by distribution of that property to those holders directly or by distribution of that property to the ADS depositary for the benefit of those holders, with the ADS depositary either selling that property and distributing the sale proceeds to those holders or holding that property so that, under the terms of the deposit agreement, the ADSs represent that property.

In general, if an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your note, that results from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments described above as necessary to ensure an equitable result. However, as stated above, no adjustment will be made to reflect any distribution of securities, cash or other property that is not passed through to the holders of GlaxoSmithKline ADSs generally or to the ADS depositary for their benefit as described above. Also, no adjustment will be made to reflect any event that would not require an adjustment of the reference amount of underlying shares under the provisions described in “Stock Splits”, “Reverse Stock Splits”, “Stock Dividends”, “Other Dividends and Distributions”, “Transferable Rights” and “Reorganization Events” on pages S-13 to S-16 in the accompanying prospectus supplement no. 486.

As noted above, the steps described here apply only with respect to the ADSs included in the basket. For any anti-dilution event relating to one of the six common stocks included in the basket, the anti-dilution provisions described under “— Anti-Dilution Adjustments” on pages S-11 through S-16 in the accompanying prospectus supplement no. 486 will apply to your note without modification.